December 23, 2008

Mentor Corporation
Schedule TO-T/A filed December 19, 2008
Filed by Maple Merger Sub, Inc. and Johnson & Johnson
SEC File No. 005-35178

Dear Ms. Kim:

On behalf of Johnson & Johnson (“J&J”) and Maple Merger Sub, Inc. (“Merger Sub”), this letter responds to your letter dated December 22, 2008 (the “Comment Letter”), providing comments to the Schedule TO-T filed with the Securities and Exchange Commission (the “Commission”) by J&J and Merger Sub on December 12, 2008, the Schedule TO-T/A filed with the Commission by J&J and Merger Sub on December 17, 2008 and the Schedule TO-T/A filed with the Commission by J&J and Merger Sub on December 19, 2008 (as amended, the “Schedule TO”).  For your convenience, each comment from the Comment Letter has been reproduced below, followed by J&J’s and Merger Sub’s response to such comment.  Capitalized terms defined in the Schedule TO and used in the following responses without definition have the meanings specified in the Schedule TO.

Offer to Purchase

[Certain Information Concerning Parent and the Purchaser], page 10

1.
We note your response to comment 4 in our letter dated December 17, 2008; however, we reissue our comment.  Please revise to omit the disclaimer language that you take no responsibility for the accuracy or completeness of the information contained in the Offer to Purchase with respect to Seller.

2

J&J and Merger Sub acknowledge the Staff’s comment, and have revised their disclosure to delete the last sentence of the second paragraph under the caption “Certain Information Concerning Seller” in the Offer to Purchase and, in lieu thereof, have added the following sentence to the end of the second paragraph under that caption:

“Although the Purchaser has no knowledge that any information included in the periodic reports, proxy statements and other information filed by Seller with the SEC is inaccurate, incomplete or untrue, such reports, statements and information were prepared by Seller and the Purchaser was not involved in the preparation of such reports, statements and information.”

Conditions to the Offer, page 27

2.
We note your response to comment 5 in our letter dated December 17, 2008; however, we reissue our comment.  Please revise the language that the tender offer conditions may be asserted or waived “at any time and from time to time.” All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer.

J&J and Merger Sub have further reviewed the rules and regulations of the Commission relating to the satisfaction of conditions to tender offers and have carefully considered the Staff’s comment, including in connection with the receipt of the Staff’s December 17, 2008 letter in respect of the Schedule TO.  However, as set forth in the letter from J&J and Merger Sub to the Staff dated December 19, 2008, and as further discussed with the Staff on December 22, 2008, J&J and Merger Sub respectfully disagree with the Staff’s comment.

_______________

For your convenience, we have enclosed a copy of the Schedule TO as amended.

3

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely,

/s/ Damien R. Zoubek

Damien R. Zoubek

Ms. Peggy Kim
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C.  20549-3628

Copy to:

James Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ  08933

FAX and FEDERAL EXPRESS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MENTOR CORPORATION
(Name of Subject Company (Issuer))

MAPLE MERGER SUB, INC.
(Offeror)
A Wholly Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

587188103
(CUSIP Number of Class of Securities)

Allen Y. Kim, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$1,256,184,542		$49,368.06

(1) Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 40,522,082 shares of Mentor Corporation common stock (representing the shares of common stock outstanding, in-the-money options, shares of common stock issuable upon the exercise of outstanding performance stock unit awards and shares of common stock issuable upon conversion of Mentor Corporation’s outstanding 2.75% Convertible Subordinated Notes, due 2024, in each case outstanding as of November 28, 2008 and the shares of common stock subject to outstanding rights under the employee stock purchase plan of Mentor Corporation as of December 1, 2008), by $31.00 per share (which is the offer price).

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $49,368.06	Filing Party: Johnson & Johnson and Maple Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: December 12, 2008

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 12, 2008, as amended, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (“Seller”), at a purchase price of $31.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

The second paragraph under Section 7—“Certain Information Concerning Seller” of the Offer to Purchase, as amended, is hereby further amended by restating the final sentence of such paragraph as follows:

“Although the Purchaser has no knowledge that any information included in the periodic reports, proxy statements and other information filed by Seller with the SEC is inaccurate, incomplete or untrue, such reports, statements and information were prepared by Seller and the Purchaser was not involved in the preparation of such reports, statements and information.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAPLE MERGER SUB, INC.

By	/s/ Richard D. Gooding
Name: Richard D. Gooding
Title: Vice President
Date: December 23, 2008

JOHNSON & JOHNSON

By	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: December 23, 2008